Exhibit 99.88

NexTech Launches New AR Analytics Dashboard To Track AR Product Interactions Conversions and Engagement

New York, NY - Toronto, ON – October 17th, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce the release of a seamless real-time analytics dashboard as a companion to it’s ARitized product SKU. ARitized product SKUs are products that have been converted into 3D AR volumetric models and are viewed from an e-Commerce product page using augmented reality in a standard web browser, no app required.

NexTech AR e-commerce customers can now watch shoppers convert into buyers in real-time. All product interactions, shareable moments and online conversions using the unique add-to-cart functionality can be directly tracked and measured for each product SKU’s AR experience.

“With our new shareable real-time analytics dashboard, brand managers and online eComm channel managers are able to measure their click through rates, dwell time, and add to cart for 7, 30, 90 and 365 days, which is a must in the world of e-Commerce” says Evan Gappelberg, CEO of NexTech AR. He continues “We are super excited to see that our subscriber analytics consistently confirms that the average time-on-page with a 3D AR product is several hundred percent longer when compared to a regular 2D photograph or product video resulting in record levels of brand interactions. Similarly, there is a 100% to 400% increase in add-to-cart activity from the same WebAR experience, effectively turbo-boosting online conversions and ROI which we expect will drive more and more ecommerce sites to adopt WebAR. This dashboard will be key to ensuring that more businesses decide to use AR in e-Commerce”.

ARitized products, along with this new powerful dashboard, enables NexTech AR customers to amplify and optimize, as well as, track and measure online product interactions and conversions with the 3D augmented reality versions of the products on their websites.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

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The company is pursuing three multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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